

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Keith Cummings
Chief Financial Officer
PLIANT THERAPEUTICS, INC.
260 Littlefield Avenue
South San Francisco, CA 94080

     Re: PLIANT THERAPEUTICS, INC.
        10-K/A filed May 27, 2022
        File No. 1-39303

Dear Mr. Cummings:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences